SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

JAVELIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

DISCUS ACQUISITION CORPORATION

a wholly-owned subsidiary of

HOSPIRA, INC.

 (Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class Securities)

471894105

(CUSIP Number of Class of Securities)

Brian J. Smith

Senior Vice President, General Counsel and Secretary

Hospira, Inc.

Dept. NLEG, Bldg. H1

275 North Field Drive

Lake Forest, Illinois 60045-5045

(224) 212-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Craig A. Roeder

Michael F. DeFranco

Baker & McKenzie LLP

One Prudential Plaza

130 East Randolph Drive

Chicago, Illinois 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,593,701	$10,380.83

(1)    Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 64,423,345 shares of common stock of Javelin Pharmaceuticals, Inc. outstanding as of April 9, 2010, multiplied by $2.20 per share, which is the offer price, plus (ii) $3,862,342 expected to be paid in connection with the cancellation of outstanding stock options, restricted stock units, deferred stock units and warrants.

(2)    The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,381.00	Filing Party:	Hospira, Inc. and Discus Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	April 21, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on April 21, 2010 by Discus Acquisition Corporation, a Delaware corporation (the “Purchaser”), and Hospira, Inc., a Delaware corporation and the corporate parent of the Purchaser (the “Parent”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Javelin Pharmaceuticals, Inc., a Delaware corporation, at a purchase price of $2.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11.    Summary Term Sheet; Terms of the Transaction; Additional Information.

Item 1 of the Schedule TO, which incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” and Items 4 and 11(b) of the Schedule TO, which incorporate by reference the information set forth in the Offer to Purchase, are hereby amended and supplemented to include the following information:

On May 19, 2010, the Parent announced that it had extended the Offer until 12:00 midnight, New York City time, on June 2, 2010 (the end of the day on June 2, 2010), unless further extended. In accordance with the Merger Agreement, the Parent has delivered written notice of the extension of the Offer to the Company based on its determination that not all of the conditions to the Offer had been satisfied as of the initial expiration date of the Offer. The Parent intends to continue to work with the Company to confirm the satisfaction of the conditions to the Offer as promptly as practicable.

As of the initial expiration date of the Offer at 12:00 midnight, New York City time, on May 18, 2010 (the end of the day on May 18, 2010), a total of 51,062,801 Shares (including 1,037,092 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 78.82 percent of the outstanding Shares, had been validly tendered and not withdrawn.

Item 11.                   Additional Information.

Item 11(a)(5) of the Schedule TO, which incorporates by reference the information set forth in the section of the Offer the Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is hereby amended and supplemented to include the following information:

On January 5, 2010, the Company was served with a complaint (the “Complaint”) naming the Company, certain of the Company’s directors, MPI and MPI’s acquisition subsidiary as defendants in a purported class action lawsuit, Schnipper v. Watson, No. 09-5439 (Mass. Super. Ct. filed Dec. 23, 2009). The Complaint alleged various breaches of fiduciary duty in connection with the MPI merger agreement. Two other complaints, Parrish v. Watson, No. 10-0029 (Mass. Super. Ct. filed Jan. 5, 2010) and Andrews v. Driscoll, No. 10-0049 (Mass. Super. Ct. filed Jan. 6, 2010), making substantially similar allegations, were filed against the Company and certain of the other defendants identified above following the filing of the Complaint in the Business Litigation Session of the Massachusetts Superior Court (Suffolk County) (the “Court’’). These actions were consolidated into a single action (the “Consolidated Action”).  On April 1, 2010, the Court denied plaintiffs’ motion seeking expedited discovery in the Consolidated Action.  The Company and the Company’s directors served plaintiffs’ counsel with a motion to dismiss the Consolidated Action pursuant to Massachusetts Superior Court Rule 9A.

Prior to the due date for the plaintiffs’ response to the motion to dismiss, the Company announced that it had received a binding offer from the Parent and the Purchaser to enter into the Merger Agreement, the Loan and Security Agreement and intellectual property security agreements whereby the Purchaser would, subject to certain conditions, commence the Offer. At the same time, the Company announced that the Parent’s binding offer constituted a “company superior proposal” under the MPI merger agreement and that the Company had sent MPI a notice of intent to terminate the MPI merger agreement. After the Parent, the Purchaser and the Company had entered into the Merger Agreement, on May 3, 2010, the plaintiffs moved for leave to amend further the complaint in the Consolidated Action in order to bring additional claims relating to the proposed Merger and name the Parent and the Purchaser as additional defendants in the action (the “Proposed Amended Complaint”). On May 5, 2010, the plaintiffs also moved for a preliminary injunction of the Merger and expedited discovery pursuant to their claims relating to the Merger. The Parent and the Company opposed both motions. After a hearing on both motions on May 17, 2010, the Court allowed the plaintiffs’ motion for leave to file the Proposed Amended Complaint and denied the plaintiffs’ motion for a preliminary injunction of the Merger and expedited discovery pursuant to their claims relating to the Merger. While the Parent and the Company are unable to predict the final outcome of the

Consolidated Action, the Parent and the Company believe that the allegations in the Proposed Amended Complaint are without merit and intend to continue to vigorously defend against the Consolidated Action.

Item 12.                 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(5)(C)	Press Release issued by Hospira, Inc. on May 19, 2010
(d)(4)	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on May 19, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2010	HOSPIRA, INC.

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Senior Vice President

DISCUS ACQUISITION CORPORATION

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)*	Offer to Purchase, dated April 21, 2010

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)*

Joint Press Release issued by Hospira, Inc. and Javelin Pharmaceuticals, Inc. on April 19, 2010 (incorporated by reference to Exhibit 99.1 to Hospira, Inc.’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2010)

(a)(5)(B)*	Summary Newspaper Advertisement as published in The New York Times on April 21, 2010

(a)(5)(C)	Press Release issued by Hospira, Inc. on May 19, 2010

(b)	Not applicable

(d)(1)*

Agreement and Plan of Merger, dated April 17, 2010, by and among Hospira, Inc., Discus Acquisition Corporation and Javelin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Javelin Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)

(d)(2)*

Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Inc., Javelin Pharmaceuticals, Inc. and Innovative Drug Delivery Systems, Inc. (incorporated by reference to Exhibit 10.1 to Javelin Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)

(d)(3)*	Confidentiality Agreement, dated April 8, 2010, by and between Hospira, Inc. and Javelin Pharmaceuticals, Inc.

(d)(4)	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on May 19, 2010

(g)	Not applicable

(h)	Not applicable

* Previously filed.